FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, February 23, 2021 - GPA [B3: PCAR3; NYSE: CBD] announces its results for the fourth quarter (4Q20) and full year 2020. All comparisons are with the same period in 2019, except where stated otherwise. The results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted to present value for virtually all lease agreements of our stores.

GPA - 4Q20 and 2020 Results

Due to the spin-off of the Cash & Carry operation, the activities of Assaí are treated as discontinued operations in the financial statements of GPA of December 31, 2020. As a result, the following comments consider the operations of GPA Brazil (Multivarejo), its complementary businesses and the operations of Grupo Éxito (Colombia, Uruguay and Argentina), except where stated otherwise. The 4Q20 and 2020 results of Assaí are presented separately at https://ri.assai.com.br/.

Highlights

4Q20

✔      Strong consolidated gross revenue growth of 51.4% and 12.9% in the pro forma view, reaching R$ 15.4 billion;

✔      Growth of ‘same-store’ sales(1) to 11.5% in GPA Brazil (Multivarejo) and 7.8% in Grupo Éxito;

✔      The highest EBITDA margin of GPA Brazil in recent years, reaching 9.0%, and a solid margin of 10.6% for Grupo Éxito. Consolidated adjusted EBITDA surpassed R$ 1.3 billion, with a 9.4% margin.

2020

✔      Gross revenue increase of 78.8%, and 12.7% pro forma, exceeding R$ 55.7 billion;

✔      Growth in adjusted EBITDA of GPA Brazil (Multivarejo) and Grupo Éxito, which totaled R$ 3.9 billion for consolidated GPA, with a margin of 7.8% (+70 bps);

✔      Leadership of food e-commerce operation in Brazil and Colombia, with annual sales growth of 203% and 166%, respectively;

✔      Consolidated net income attributable to controlling shareholders, basis for dividend payment, reached R$ 2.2 billion in the year;

✔      Low level of leverage: net debt/EBITDA of -0.1x at the end of 2020.

(1) ‘Same-store’ sales excluding gas stations and drugstores

Corporate restructuring (Assaí spin-off)

▪         Approval of requests for listing and admission to the trading of Sendas shares (Assaí) in the Novo Mercado segment of B3 and ADSs on the New York Stock Exchange;

▪         The common shares issued by GPA will be traded with the right to receive shares issued by Sendas until February 26, and as of March 1, PCAR3 and ASAI3 shares will be traded separately;

▪        ADSs of GPA held on March 2 will entitle their holders to receive Sendas ADSs.

Revenue growth

Gross revenue of R$ 15.4 billion in the quarter and R$ 55.7 billion in the year, reflecting the operational increase of GPA Brazil (Multivarejo) and Grupo Éxito.

▪         GPA Brazil (Multivarejo): Growth of ‘same-store’ sales, excluding gas stations and drugstores, to 11.5% in 4Q20 and 12.4% in 2020. Gross revenue totaled R$ 31 billion, driven by the maturation of stores renovated in the last two years – around 240 stores in the Pão de Açúcar G7, Mercado Extra, Compre Bem and the new concept Extra Hiper formats – and growth of the food e-commerce operation;

▪         Grupo Éxito: robust ‘same-store’ performance, excluding gas stations, of 7.8% in the quarter and 7.3% in the year, in constant currency. Gross revenue of R$ 24.7 billion was mainly driven by the consistent growth of the Wow (+13.9%) and FreshMarket (+18.4%) formats and the expansion of the omnichannel approach in all the countries where the Company operates.

Performance of Digital ecosystem

Strong expansion of e-commerce operation in all the countries of operation, with total revenue of R$ 3.3 billion.

▪       GPA Brazil (Multivarejo): Revenue from the GPA platform exceeded R$1.1 billion in the year, three times higher than in 2019, while penetration increased to 5% of food sales. The robust customer database built through loyalty programs and the Stix coalition, the recently launched Marketplace GPA, and the expansion of the e-commerce delivery models are important levers that will support the growth of the GPA platform.

▪        Grupo Éxito: omnichannel in Colombia grew 2.7times, reaching R$ 2 billion in sales in 2020 - R$ 1 billion in food sales - and increase of penetration to 12% (vs. 4% in 2019), leveraged by the marketplace, expansion of the Company’s Click & Collect and home delivery. The strong coalition program (Puntos Colombia), in a growing trend of customers and partners, with 75% of the total points redemptions of the program being made in Grupo Éxito.

Profitability

Adjusted EBITDA was R$ 3.9 billion, with EBITDA margin of 7.8% (+70 bps).

▪        GPA Brazil (Multivarejo): Adjusted EBITDA of R$ 676 million, with significant increase in EBITDA margin in 4Q20 to 9.0% (vs. 6.3% in 4Q19). In 2020, EBITDA grew R$ 364 million to reach R$ 2.3 billion, with EBITDA margin of 8.0%, strong growth of 80 bps

▪         Grupo Éxito: Adjusted EBITDA of R$ 679 million and margin of 10.6% in 4Q20. In 2020, adjusted EBITDA totaled R$ 1.8 billion, increasing R$ 277 million, with EBITDA margin of 8.3%, driven by strong retail performance.

Low leverage

▪         Net debt/EBITDA ratio was -0.1x at the end of 2020. Solid financial position, represented by cash balance of R$ 8.7 billion.

▪         Maintenance of Capex level in the coming years, sustained by operational cash generation.

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Message from Management

2020 proved to be a year of many challenges and a new reality of life imposed by the global pandemic. However, we made important progress on strategic fronts that were decisive in consolidating the Group's footprint and business performance in South America.

We ended the period with approval for the spin-off of the Cash & Carry operation, which enabled the creation of two entirely independent companies - Assaí and GPA - and drive growth in their respective markets.

We retained our position as South America's largest food retail group, with a diversified portfolio of banners and brand leaders in Brazil, Colombia, Argentina and Uruguay.

However, the period demanded agility, resilience and adaptability, and our multichannel, multiformat and multiregional approach helped us to quickly adapt ourselves to the scenario. We brought forward initiatives in record time, maintaining the operation fully functional while ensuring the safety of our customers and employees.

At GPA, adjusting the portfolio of brick-and-mortar stores was one of the priority actions during the year: our new commercial actions at Extra Hiper were successful, with 23 stores already adapted and rollout planned for the remainder of the portfolio in 2021.

We practically concluded the conversions of Extra Super to Mercado Extra stores, with a more competitive positioning for the regional market. And Pão de Açúcar, which remains resilient, will move forward with the expansion of the main concepts of the G7 store model and the resumption of organic store openings in the second half of this year. Proximity stores demonstrated excellent adherence to the new consumption reality in which people seek neighborhood stores: expansion of the Minuto Pão de Açúcar format is among our priorities for 2021.

An important driver of building loyalty and profitability for the business, Private-Label Brands achieved 20% share of Brazil’s food business in the year, with new products and revised assortment, which resulted in a very high penetration of 80% among our customers.

It was a year of profound transformation in how we live and consume, and food e-commerce played an important role and received significant impetus from the expansion of our logistics solutions, backed by exclusive warehouses, stores dedicated to e-commerce and Click & Collect deliveries, as well as the last mile option.

Our e-commerce sales in 2020 surpassed R$1.1 billion, a threefold growth from the previous year, expanding its share of both the food business and the e-commerce market in Brazil. Our database of omnichannel customers, who consume on average 2.7 times more than customers who purchase only from brick-and-mortar stores, doubled in 4Q20 compared to 4Q19.

We took an important step towards consolidating the GPA digital platform with the launch of Marketplace last year. In 2021, we plan to significantly expand the assortment for both 1P and 3P, offering an increasingly more comprehensive purchase basket through our electronic channels.

Stix, the largest coalition rewards program in Brazil's retail sector, in partnership with Raia Drogasil, was another tool to build customer loyalty, alongside the existing loyalty programs Pão de Açúcar Mais and Clube Extra, which have over 20.6 million registered customers.

Grupo Éxito maintained its customer-centric strategy and, notably, successfully innovated and adapted itself to the evolving needs triggered by the pandemic. The business registered gross revenue of R$24.7 billion in the year, driven by growth of the Wow and Carulla FreshMarket formats and by the expansion of the omnichannel strategy in all the countries where the Company operates.

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The omnichannel initiatives also made considerable progress in the year, with sales totaling R$2 billion (R$1 billion in food) and 12.4% of the online channel's share coming from the Colombian operation, a benchmark in Latin America. In addition, the Puntos Colombia loyalty program registered 13.4 million customers and was integrated to the company's commercial ecosystem to enable further development of the marketplace.

In a year of so many challenges, social and environmental issues gained prominence. In Brazil, we updated our Social and Environmental Policy on Sourcing Beef and published the Social and Environmental Policy for Sourcing Palm Oil Products and the Group's Environmental Policy, in continuation of our initiatives to combat deforestation and climate change. We advanced in our commitment to reducing carbon emissions, which was included as a target for variable compensation of all Group executives in 2021.

In a pioneering move in Brazil's retail sector, we extended our Animal Welfare commitments to chains other than eggs, including good practices for the production of broiler, pork and beef. In the diversity and inclusion agenda, we intensified our efforts, publishing the Diversity and Human Rights Policy and conducting training programs for all employees and contractors to promote human rights and combat all types of discrimination.

The GPA Institute, the Group’s social investments arm, played a fundamental role in donating food, which benefited more than 4,000 families during the pandemic. The Fundação Éxito, which is committed to eradicating chronic child malnutrition, delivered approximately 255,000 food baskets, benefiting nearly 112,000 children.

The Company's consistent efforts combined with sustainable practices were recognized by its inclusion in the 2021 portfolio of the Corporate Sustainability Index (ISE) of B3 - Brasil, Bolsa, Balcão. We were also rated B+ by CDP Climate (B- in 2019) and won the Corporate Excellence Award at the Out & Equal LGBTQI+ Brazil 2020 forum for actions to promote respect and a diverse and equitable workplace.

Grupo Éxito, for its part, was the only food retailer in Latin America to be recognized for its sustainability standards, for the second straight year in the Sustainability Yearbook 2021 of Standard and Poor’s ESG Index.

We ended 2020 proud of our trajectory. In 2021, we will continue to adapt our portfolio to market needs, with the focus on executing our strategy of serving clients of all profiles, backed by the omnichannel approach and an increasingly integrated digital platform. Operational excellence, constant innovation and strengthening of the value proposition of selected formats are the Company’s priorities in Brazil, along with maintaining high Environmental, Social and Governance (ESG) standards.

At Grupo Éxito, apart from the digital presence and strong omnichannel approach, its leadership of the food retail market in Colombia and Uruguay will continue to pave the way for a strong and resilient operation in 2021. The robust ecosystem will also bring monetization opportunities and, consequently, improved customer experience.

We started the year with more positive signs in relation to the public health crisis, though we are certain that we will have major macroeconomic challenges to overcome. However, we remain optimistic about maintaining business growth in a continuous process of transformation, keeping step with technological advances and consumption trends, while dealing in a conscientious and responsible manner with all of our stakeholders.

The Management

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4Q20 and 2020 EARNINGS RELEASE

(1) Consolidated considers the results of GPA Brazil (Multivarejo), other businesses (Stix Fidelidade, Cheftime and James Delivery), Grupo Éxito (Colombia, Uruguay and Argentina) and Cdiscount (in the equity income line). (2) Operating income before interest, taxes, depreciation and amortization; (2) Adjusted for Other Operating Income and Expenses.

Exceptional items booked in 4Q20

In 4Q20, the Company recognized exceptional elements that caused an impact of R$ 941 million in the net income of GPA Brazil and GPA Consolidated, broken down as follows:

(i)	R$ 834 million impact on net revenue and gross profit related to tax credits resulting from the final and unappealable decision on a lawsuit by CBD related to the exclusion of ICMS from the PIS/Cofins calculation base (R$ 994 million) and the write-off of tax credits related to provisional measure “MP do Bem” after a decision by the Brazilian Supreme Court (STF) (R$ -160 million);
(ii)	R$ -17 million in the selling expenses line related to the write-off of diverse tax credits;
(iii)	R$ 536 million in financial result, with R$ 580 million referring to inflation adjustment on tax credits resulting from the final and unappealable decision on the lawsuit by CBD related to the exclusion of ICMS from the PIS/Cofins calculation base, as well as an expense of R$ 44 million related to the renegotiation of financing agreements with creditors, resulting from the spin-off of Sendas, according to a material fact published in November;
(iv)	R$ -412 million impact on income tax: composed by R$ -338 million related to income tax of 25% on items (i), (ii) and (ii) and R$ -74 million related to the spin-off of Assaí (tax on deferred earnings on the acquisition of Sendas).

The following table shows these effects in each line of the result:

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Results of 4Q20 and 2020 excluding exceptional items

(1) Consolidated considers the results of GPA Brazil (Multivarejo), other businesses (Stix Fidelidade, Cheftime and James Delivery), Grupo Éxito (Colombia, Uruguay and Argentina) and Cdiscount (in the equity income line). (2) Operating income before interest, taxes, depreciation and amortization; (2) Adjusted for Other Operating Income and Expenses.

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CONSOLIDATED SALES PERFORMANCE

(1) ‘Same-store’ performance does not include revenue from gas stations and drugstores. (2) Other: Includes the operations of more recent initiatives such as James Delivery, Cheftime and Stix Fidelidade. (3) Pro forma variation includes the results of Grupo Éxito in 4Q19 and 2019 entirely and not just the month of December, for comparison purposes. (4) Includes increases in the constant exchange rate for international operations. (5) To reflect the calendar effect, in 4Q20 the company added 40 bps in GPA Brazil (Multivarejo) and reduced 20 bps in Grupo Éxito, 0 bps in Colombia, 60 bps in Uruguay e 180 bps in Argentina. In 2020, the adjustment was 0 bps in GPA Brazil (Multivarejo) and reducing 30 bps at Grupo Éxito, 20 bps in Colombia, 40 bps in Uruguay and 110 bps in Argentina.

GPA Consolidated gross sales totaled R$ 15.4 billion in 4Q20, strong growth of 51.4% and 12.9% pro forma view. There was acceleration in ‘same-store’ sales, excluding gas stations and drugstores, to 9.7%. In 2020, gross revenue reached R$ 55.7 billion, expansion of 78.8% and 12.7% pro forma, and 10.0% for ’same-store’ sales excluding gas stations and drugstores.

Contribution of gross revenue by country - 2020 Contribution of Adjusted EBITDA by country - 2020

Not including other businesses (Cdiscount, Stix Fidelidade, Cheftime and James Delivery).

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OPERATING PERFORMANCE BY BUSINESS

GPA BRAZIL - MULTIVAREJO:

(1) To reflect the calendar effect, in 4Q20 the company added 40 bps and 0 bps in 2020. (2) Includes sales of Delivery service and revenues from lease of commercial centers.

Retail sales in Brazil increased from the previous quarter, with ‘same-store’ growth of 11.5%, excluding gas station and drugstore operations. Sales in the food and non-food categories continued to grow (11% and 13%, respectively), with notable performance by home appliances. The quarter presented a better trend in volume and clients compared to 3Q20.

Private-Label Brands reached a high 20% share of the food category, driven by the outstanding performance in the categories of basic grocery product, butchery and beverages, as well as launches in the categories of beauty, personal care, and ready to eat solutions.

Online sales continued to be the exceptional growth lever, increasing 198% in 4Q20 and contributing to the remarkable revenue of R$ 1.1 billion in 2020.

In 2020, gross revenue totaled R$ 31 billion, mainly driven by the maturation of stores renovated/remodeled in the last two years, as well as digital transformation initiatives, underlining the adhesion of our multiformat, multichannel and multiregion strategy.

Highlights per banner:

●	Hiper: Speed up ‘same-store’ sales growth vs 3Q20 to 10.3%, which underscores the attractiveness of the one-stop-shop concept, with significant growth in both the food and non-food categories.

Sales grew by about 20% in the 23 stores in which initiatives for strengthening the format's value proposition were implemented, based on the following pillars: i) more competitive prices in mass consumption categories that increase customer traffic at stores, ii) improved customer service in perishable goods, iii) review of non-food portfolio with specialization in the home appliances category, and reduction in the assortment of other categories. Due to the success of the results achieved with this model, these initiatives will be rolled out at all the stores of the format during 2021.

●	Pão de Açúcar: ‘Same-store’ sales in 4Q20 increased from 3Q20 to 5.8%, driven by the strong performance of around 9% by the 46 next generation Pão de Açúcar stores (G7), the significant growth of 187% in express e-commerce modality with the expansion of the coverage area, and the adaptation of the commercial initiatives in each store. The Company also invested more in promotional campaigns segmented according to the profile of diverse client clusters, optimizing media expenses and increasing the return on investment. In 2021, the Company will roll out the main successful concepts of the G7 model in other stores of the banner, with low investment per store. The banner has already analyzed the potential cities to receive the new stores and is concluding the expansion plan for the next 3 years, which is set to start in the second half of 2021.
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●	Mercado Extra: Sales grew 11.8%, continuing the banner's double-digit growth even though a part of its portfolio has been operating for over two years, which demonstrates the strong value proposition of the format. In the quarter, 33 Extra Super stores were converted into Mercado Extra, remaining only six stores to conclude the Extra Super conversion, which should occur in 1Q21.

●	Compre Bem: Excellent ‘same-store’ sales performance of 31.6% in the quarter, due to the accelerated maturation and excellent location of the 28 stores. As with Mercado Extra, the first wave of conversions took place two years ago and, despite the strong comparison base, sales continue to grow exponentially every quarter. In the year, the banner reported R$ 1 billion in sales revenue, contributing to the growth of revenue from the supermarket formats.

●	Proximity: Significant ‘same-store’ growth of 33.5% totaling ten consecutive quarters of double-digit growth - above 20% during all quarters of 2020 - thanks to the successful seasonal activations launched in the neighborhood store formats Minuto Pão de Açúcar and Mini Extra. Moreover, the Aliados program has already attained over 1,000 partners (B2B), contributing to the good performance of the Proximity segment. Resuming the format's expansion through the Minuto Pão de Açúcar banner is one of the Company's priorities for 2021.

(1)	GPA Brazil (Multivarejo) results do not include the result of Other businesses (Stix Fidelidade, Cheftime and James Delivery) businesses. (2) Earnings before interest, tax, depreciation and amortization. (3) Adjusted for Other Operating Income and Expenses.

Gross profit grew significantly to R$ 2.0 billion (+19.3%), while margin came to 27.1% in 4Q20, mainly reflecting (i) the better level of shrinkage (about 200 bps vs. 4Q19), (ii) the continuity of the strategy adopted during the year regarding commercial activations segmented by customer profile and (iii) the low impact of store renovations compared to 4Q19. In 2020, gross margin remained virtually stable from the previous year in 26.1%.

Selling, general and administrative expenses totaled R$ 1.4 billion, corresponding to 18.9% of net revenue in 4Q20 (18.7% in 4Q19), reflecting the increase in variable expenses, adjustment in provisions for labor contingencies, development of the Marketplace GPA platform and remodeling of stores. In the year, SG&A totaled R$ 5.4 billion, with strong dilution of 110 bps to 18.9% of net revenue, due to the constant control of the Company expenses and better operational productivity at the stores and distribution centers.

Equity income reflects the result of the stake held in FIC - Financeira Itaú CBD (joint venture with Banco Itaú). FIC’s result was R$ 29 million in 4Q20, in line with 4Q19. In 2020, the amount was R$ 118 million, a significant increase of 10%, reflecting the appropriate credit and collection policy, despite the challenges imposed by the pandemic during the year.

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As a result, adjusted EBITDA, excluding exceptional items, totaled R$ 676 million, a significant increase of 51.3% from 4Q19. EBITDA margin came to 9.0%, a significant increase of 270 bps, evidencing the strong growth during the year.

In 2020, EBITDA grew R$ 364 million to reach R$ 2.3 billion, with EBITDA margin of 8.0% (+80 bps), chiefly reflecting the adjustments made to the store portfolio and the digital initiatives, as well as the constant control of expenses.

Profitability growth - Adjusted EBITDA

DIGITAL ECOSYSTEM GPA Brazil

Online food sales continued the strong growth trend of previous quarters, increasing 198% in 4Q20 vs. 4Q19, accounting for 5% of retail food sales and 12% of the Pão de Açúcar banner. GPA consolidates its position as the largest player in food e-commerce (1P – EBIT Nielsen basis), ending the year with 75% in market share in self-service segment. In the year, revenue from food e-commerce came to R$ 1.1 billion, three times higher than in 2019 (which was already a strong comparison basis, with 30% growth). Note that the profitability of GPA's e-commerce operation has already exceeded breakeven, with cash generation sufficient to fund the growth of the digital platform.

The highlights of the quarter were the initiatives to further strengthen the GPA platform, such as the launch of the Marketplace GPA operation and the expansion of delivery models:

●	Express and Click & Collect (same day): Expansion of the models to 289 stores in December 2020 (from 120 stores in December 2019), with both channels combined already accounting for 52% of online sales, which supports the Company's focus on offering an increasingly complete omnichannel experience to its clients;
●	Traditional Delivery (next day): Opening of four new mini distribution centers to support sales growth, which stood at 128% in the quarter;
●	James Delivery (next hour): Expansion of the last mile solution to 355 stores in 32 cities (compared to 55 stores in 18 cities in December 2019), with increase of 543% in GMV and 316% in the number of orders.

The GPA platform, for the coming up years, should have important growth levers and improvements in the purchase journeys of our clients, such as: i) growth of Marketplace GPA, which will enable a significant increase in the number of items offered in 3P through categories that are supplementary to the core business, ii) strengthening of verticals in 1P, in categories that already are the strengths of our brick-and-mortar stores, such as baby products, beer, wine and cleaning products, reinforcing the recurrent purchases of our food products, iii) expansion of the delivery radius in the Express, Next Day delivery and last mile models, iv) robust client database via loyalty programs (Cliente Mais and Clube Extra) and the coalition of loyalty programs (Stix), and v) external partnerships for operating as a seller in third-party marketplaces.

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The Company registers significant numbers on diverse digitalization fronts, with over 20.6 million loyalty clients signed up, which results in greater recurrence and an exponential increase in the number of omnichannel clients, which grew 99% in 4Q20 compared to the previous year. In 2020, we reached the mark of approximately 60% of multichannel clients (of the total online clients), with average consumption 2.7 times higher than clients of only one channel.

Moreover, GPA already has more than 100 startups plugged in its ecosystem, working on the development of innovations from the point of sale to the back office operation, as well as 25 multidisciplinary squads working on digital transformation, which brings to the company a greater agility in the outcomes. The Company also integrated technology and innovation in its offline environment, offering the "Pix" payment option, implemented at all stores in the month of its launch and over 200 self-checkouts (119 self-checkouts in December 2019).

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GRUPO ÉXITO:

GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019. Therefore, in 2019 and 4Q19, only the December 2019 result is considered in GPA Consolidated. The amounts below for 4Q19 and 2019 are pro forma, considering the full results of the respective periods, provided only for the purpose of comparison.

(1) To reflect the calendar effect, the following reductions were made in 4Q20: 20 bps in Grupo Éxito, 0 bps in Colombia, 60 bps in Uruguay and 180 bps in Argentina. In 2020, the following reductions were made: 30 bps in Grupo Éxito, 20 bps in Colombia, 40 bps in Uruguay and 110 bps in Argentina. (2) Includes the formats Surtimayorista, VIVA, Aliados and Other Businesses. (3) ‘Same store’ presented in growth with constant exchange rate.

Gross revenue reached R$ 7.1 billion in the quarter, pro forma growth of 21.7% (+4.7% in constant currency). ‘Same-store’ sales, excluding gas stations, grew significantly to 7.8% in 4Q20 (vs. 2.3% in 3Q20), reflecting the solid progress made in the omnichannel strategy in all countries (+2.5x), strong performance by the Colombia retail operation (‘same-store’ growth of +8.4%) and contribution from innovative formats (Wow and FreshMarket). In the year, revenue came to R$ 24.7 million, a pro forma increase of 19.3% and 19.6% in the ‘same-store’ excluding gas stations.

Below are the highlights by country:

●	Colombia: ‘same-store’ growth of 8.4% in 4Q20, due to the successful commercial activations in the period (non-VAT day, Black Friday and Christmas), significant double-digit growth in the non-food category, strong performance by innovative formats (+17.0% by Éxito WOW and +15.1% by Carulla FreshMarket) and robust increase in omnichannel sales (+2.6x), whose penetration stood at approximately 11.7% in 4Q20.
●	Uruguay: ‘same-store’ increase of 1.9% in the quarter, despite the restrictions on circulation and closure of borders, which affected the customary tourism during the period. Note to the significant growth in omnichannel sales in 4Q20 (1.6 times higher than in 2019) and in food sales, driven by FreshMarket stores (which account for 42% of sales).
●	Argentina: ‘same-store’ sales performance of 17.6% in 4Q20. The performance of Libertad continued to be affected by restrictions on mobility and business hours of stores. Moreover, the extension of the decree that establishes the maximum price levels created supply difficulties, especially in non-food categories, in addition to the reduction of consumption levels of the population.
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(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses. (3) Pro forma for comparison purposes only.

Gross profit totaled R$ 1.7 billion in 4Q20, up 17.8% proforma from 4Q19, with margin of 26.2% (vs. 27.1% in 4Q19). The variation in gross margin reflects the lower contribution of complementary businesses due to the pandemic, especially the lower distribution of royalties in Tuya, despite the improvement in the retail operation performance. In the year, gross profit came to R$ 5.5 billion, up 15.7%, with margin of 25.0%, reflecting the same effect mentioned previously.

Selling, general and administrative expenses amounted to R$ 1.0 billion, increasing at a slower pace than inflation in all the countries, which led to a dilution of 90 bps to 16.0%. In 2020, the ratio of operating expenses to net revenue was 17.3%, down 60 bps, demonstrating the continuous control of expenses at Grupo Éxito.

Equity income came to R$ 10 million in 4Q20 and R$ 27 million in 2020, reflecting the result of 50% interest held in Puntos Colombia and in the financial company Tuya (both joint ventures with Bancolombia).

As a result of the above effects, Adjusted EBITDA totaled R$ 679 million in 4Q20, up 20.3%, with margin of 10.6%. In the year, Adjusted EBITDA came to R$ 1.8 billion, a significant increase of R$ 277 million, with margin of 8.3%, reflecting the strong performance by the retail operation despite the adverse effects of the COVID-19 pandemic on complementary businesses, which resulted in lower contribution from these businesses.

Contribution of EBITDA by country - 2020

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DIGITAL ECOSYSTEM - Grupo Éxito

Grupo Éxito presented significant advance in its omnichannel strategy in all the countries where it operates, especially in the online operation in Colombia, which grew 2.7x in sales in 2020 and increased its share to 12.4% (vs. 4.5% in 2019), becoming a reference in Latin America. Below are the highlights by country:

●	Colombia: Omnichannel sales reached R$ 2 billion in 2020- of which R$ 1 billion in food category - and reached 8.5 million orders. The operation has key assets and partnerships such as: i) home delivery was extended not only to mid and premium banners Carulla and Éxito, but also to low-cost banners (Surtimax, Super Inter and Surtimayorista), ii) 430 stores operating in the Click & Collect model, iii) exclusivity in the last mile partnership with Rappi, iv) a growing marketplace (+1.8x in GMV vs. 2019), which features important brands such as Decathlon, Miniso, Mac Center, among others. As a result of these factors, the country has a positive profitability in omnichannel operations.
●	Uruguay: In 2020, there was an increase in omnichannel operations of 110 bps vs. the previous year, representing 3.3% of sales. Highlight for the expressive growth of e-commerce operation (+2.3X vs 2019), an increase of 33.1% in the last mile/home delivery modality and the expansion of the Click & Collect strategy to 41 stores.

●	Argentina: Online operation registered an important progress during the year through different levers such as i) the expansion of the delivery infrastructure, which already has 15 stores with Click & Collect modality and, ii) partnership with Rappi and Pedidos Ya available in 21 stores (out of a total of 25 stores), which resulted in a six fold increase in modality sales and 1 million items sold.

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OTHER INCOME AND EXPENSES

(1)	GPA Brazil (Multivarejo) results do not include the result of Other businesses (Stix Fidelidade, Cheftime and James Delivery) businesses. The result of these operations is reflected in GPA Consolidated.

"Other Income and Expenses" amounted to an income of R$ 138 million in 4Q20, with R$ 181 million being non-cash income and only R$ 43 million being expenses with cash effect.

In GPA Brazil (Multivarejo), "Other Income and Expenses" came to an income of R$ 221 million in 4Q20, mainly composed of:

i) Tax contingencies: Provision of R$ 283 million, mainly related to the IPI tax on the internal transfer of goods, as per the decision by the Brazilian Supreme Court (STF).

ii) Restructuring of the store portfolio in the Brazilian operations, which resulted in an income of R$ 9 million, comprising a R$ 87 million related to capital gains from sale and leaseback operations (two Extra Hiper stores and two Pão de Açúcar stores), which was partially offset by the negative impact of R$ 76 million related to store closures and asset write-offs;

iii) Corporate restructuring (Assaí spin-off): Impacts related to the project amounted to an income of R$ 513 million, composed of (i) the revaluation of the remaining interest in FIC pursuant to IFRS 10 (50% of the interest held by GPA was transferred to Assaí at the fair price) in the amount of R$ 573 million and (ii) costs related to the project (expenses of R$ 60 million);

In Grupo Éxito, "Other Income and Expenses" resulted in an expense of R$ 81 million, related to expenses with restructuring of stores and tax contingencies.

In the year, "Other Income and Expenses" resulted in an expense of R$ 71 million, with R$ 91 million of expenses with cash impact and R$ 20 million of non-cash income, as shown below:

(1)	GPA Brazil (Multivarejo) results do not include the result of Other businesses (Stix Fidelidade, Cheftime and James Delivery) businesses. The result of these operations is reflected in GPA Consolidated.

15

FINANCIAL RESULT

The table above does not include the updated ICMS credit related to the exclusion of ICMS from the PIS/Cofins calculation base, in the amount of R$580 million, and R$44 million related to the renegotiation of debts resulting from the spin-off of Sendas, as described in the item "Exceptional elements."

The net financial result of GPA Consolidated was an expense of R$ 296 million in the quarter, corresponding to 2.1% of net revenue. Excluding interest on lease liabilities, net financial result was R$ 113 million in 4Q20, equivalent to 0.8% of net revenue.

The main variations in the quarterly net financial result were:

●	Finance income: The decline in relation to 4Q19 chiefly reflects the drop in the CDI rate during the period;
●	Financial expenses (including the cost of selling receivables): R$ 135 million in 4Q20 (vs. R$ 168 million in 4Q19), composed of:
○	Higher debt cost due to the increase in average gross debt in the period, offset by lower interest rate;
○	Lower receivables discount due to the decline in the CDI rate during the period and lower volume discounted.

In 2020, the financial result came to an expense of R$ 1.3 billion, corresponding to 2.5% of net revenue. Excluding interest on lease liabilities, the amount was R$ 535 million, equivalent to 1.1% of net revenue, in line with the previous year.

16

NET DEBT

To calculate the indicators in the table below, the Company does not consider the lease liabilities related to IFRS 16.

(1) Adjusted EBITDA before IFRS 16 without extraordinary elements, in the last 12 months. In 2019, adjusted EBITDA considered 12 months of consolidation of Grupo Éxito operations. In 2019, debt and EBITDA consider Assaí results.

Net debt, including the balance of unsold receivables, amounted to R$ -338 million in GPA Consolidated on December 31, 2020, while adjusted EBITDA (1) totaled R$ 2.6 billion. Thus, the Company ended the year with low leverage level (net debt/adjusted EBITDA(1) ratio of -0.1x) and solid cash position of R$ 8.7 billion, an increase of R$ 757 million from 2019.

Evolution of net debt – Managerial vision (R$ million)

17

INVESTMENTS

STORE PORTFOLIO CHANGES BY BANNER

In the Brazilian operation, 41 stores were converted from Extra Super to Mercado Extra and four stores were opened: one Mini Extra, one Minuto Pão de Açúcar and two gas stations. Moving on with the portfolio adjustment, the following stores were closed: nine Extra Hiper (three closed, three converted to Assaí stores and three in the process of being converted), three Pão de Açúcar, six Extra Super, three Mini Extra stores and 20 drugstores.

At Grupo Éxito, 19 stores were inaugurated among openings and conversions, with 17 stores in Colombia (two Éxito WOW, one Carulla FreshMarket, four Surtimayorista, three Éxito Express and seven Super Inter stores) and two in Uruguay (one Disco and one FreshMarket store). Another 25 stores were closed, 24 in Colombia (seven Éxito, three Carulla, 13 Surtimax and one Super Inter store) and one in Uruguay (Devoto)

18

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

## LIABILITIES

| | Consolidated | | GPA Brazil (Multivarejo) | | Grupo Éxito | |
|---|---|---|---|---|---|---|
| | 12.31.2020 | 12.31.2019 | 12.31.2020 | 12.31.2019 | 12.31.2020 | 12.31.2019 |
| **Current Liabilities** | **18,483** | **23,135** | **8,573** | **15,885** | **9,729** | **7,212** |
| Suppliers | 11,424 | 14,887 | 4,956 | 9,676 | 6,449 | 5,208 |
| Loans and Financing | 1,089 | 1,201 | 37 | 904 | 1,052 | 298 |
| Debentures | 1,220 | 2,287 | 1,220 | 2,287 | - | - |
| Lease Liability | 947 | 937 | 570 | 641 | 377 | 296 |
| Payroll and Related Charges | 897 | 980 | 510 | 685 | 375 | 293 |
| Taxes and Social Contribution Payable | 585 | 531 | 295 | 310 | 288 | 220 |
| Dividends Proposed | 556 | 168 | 516 | 156 | 40 | 11 |
| Financing for Purchase of Fixed Assets | 100 | 231 | 55 | 180 | 45 | 51 |
| Debt with Related Parties | 194 | 214 | 55 | 152 | 77 | 58 |
| Advertisement | 35 | 25 | 34 | 25 | - | - |
| Provision for Restructuring | 17 | 6 | 11 | 6 | 7 | 0 |
| Unearned Revenue | 297 | 365 | 18 | 238 | 200 | 101 |
| Non-current Assets Held for Sale | - | 0 | - | - | - | 0 |
| Others | 1,122 | 1,301 | 296 | 625 | 820 | 676 |
| **Long-Term Liabilities** | **18,005** | **21,791** | **14,390** | **12,017** | **3,620** | **9,771** |
| Loans and Financing | 3,464 | 1,130 | 2,943 | 1,084 | 520 | 46 |
| Debentures | 3,378 | 9,576 | 3,379 | 2,438 | - | 7,138 |
| Lease Liability | 7,427 | 7,730 | 5,388 | 6,159 | 2,039 | 1,571 |
| Related Parties | 168 | - | 168 | - | - | - |
| Deferred Income Tax and Social Contribution | 1,034 | 1,195 | 156 | 312 | 883 | 879 |
| Tax Installments | 248 | 376 | 241 | 375 | 7 | 1 |
| Provision for Contingencies | 1,386 | 1,305 | 1,247 | 1,197 | 139 | 108 |
| Unearned Revenue | 19 | 26 | 19 | 26 | - | - |
| Provision for loss on investment in Associates | 591 | 386 | 591 | 386 | - | 1 |
| Others | 291 | 68 | 257 | 41 | 32 | 27 |
| **Shareholders' Equity** | **16,807** | **13,549** | **3,240** | **8,385** | **13,595** | **5,120** |
| Attributed to controlling shareholders | **13,695** | **10,940** | **3,240** | **8,385** | **10,480** | **2,517** |
| Capital | 5,434 | 6,857 | 4,672 | 6,857 | (0) | - |
| Capital Reserves | 479 | 447 | 476 | 448 | (0) | - |
| Profit Reserves | 6,091 | 3,530 | (3,664) | 973 | 8,455 | 2,282 |
| Other Comprehensive Results | 1,691 | 107 | 1,755 | 107 | 2,025 | 235 |
| Minority Interest | 3,112 | 2,608 | - | 0 | 3,116 | 2,603 |
| **TOTAL LIABILITIES** | **53,295** | **58,474** | **26,203** | **36,287** | **26,945** | **22,102** |

19

Income Statement - 4th Quarter 2020

(1) Consolidated includes the results of other complementary businesses; (2) Share of profit in an associate includes Cdiscount’s results in the Consolidated figures; (3) Net income after non-controlling interest;(4) Adjusted for Other Operating Income and Expenses.

20

Income Statement – 2020

(1) Consolidated includes results of other complementary businesses; (2) Share of profit in an associate includes Cdiscount’s results in the Consolidated figures; (3) Net income after non-controlling interest;(4) Adjusted for Other Operating Income and Expenses.

21

Cash Flow – Consolidated(*)

(*) Considers five months of Via Varejo and one month of Grupo Éxito in 2019. Considers 12 months of Assaí in 2019 and 2020.

22

BREAKDOWN OF SALES BY BUSINESS - BRAZIL

(1) Includes sales by Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem. (2) Includes sales by Mini Extra and Minuto Pão de Açúcar.

(3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers. (4) GPA includes the results of James Delivery, Stix Fidelidade and Cheftime

BREAKDOWN OF SALES (% of Net Sales) - GPA BRAZIL (Multivarejo)

23

4Q20/2020 Results Video Conference

Wednesday, February 24, 2021
10:30 a.m. (Brasília) | 8:30 a.m. (New York) | 1:30 p.m. (London)

Portuguese (original language)

Videoconference: http://www.gpari.com.br

+55 (11) 4210-1803 or +55 (11) 3181-8565

English (simultaneous translation)

Videoconference: http://www.gpari.com.br/en/

+1 (412) 717-9627 ou +1 (844) 204-8942

Replay

http://www.gpari.com.br

+55 11 3193-1012

Access code for audio in Portugueses: 1932275#

Acess code for audio in English: 1779586#

Investor Relations Contacts

GPA Phone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

24

APPENDIX

Company’s Business:

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analysis as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise comparability and analysis of results.

Consolidated: Amounts reported refer to the sum of the operations of GPA Brazil, Grupo Éxito and other businesses of the Company (CDiscount, Cheftime, James Delivery and Stix).

Discontinued activities: Refer to Via Varejo operations until May 2019, Assaí operations until December 2020 and other effects related to the write-off of investments.

Earnings per Share: Diluted earnings per share are calculated as follows:

●	Numerator: profit in the year adjusted by dilutive effects of stock options granted by subsidiaries.

●	Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back in the market, as applicable.

Equity instruments that must or may be settled with the shares of the Company and its subsidiaries are only included in the calculation when their settlement has a dilutive impact on earnings per share.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Growth and Changes: The growth and changes presented in this document refer to changes from the same period last year, except when stated otherwise.

Grupo Éxito: Amounts reported refer to Grupo Éxito's operations in Colombia, Uruguay and Argentina. GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019.

25

Retail vertical: Corresponds to sales of James Delivery in the Pão de Açúcar, Extra and Minuto Pão de Açúcar operations.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period.

26

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 23, 2021	By: /s/ Christophe José Hidalgo
	Name:	Christophe José Hidalgo
	Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.